UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission File Number: 001-12669

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Carolina Bank and Trust Employees’ Savings Plan

950 John C. Calhoun Drive, S. E.

Orangeburg, South Carolina 29115

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

South Carolina Bank and Trust Employees’ Savings Plan

Financial Statements with Supplementary Information

December 31, 2007 and 2006 and for the Year Ended December 31, 2007

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the

South Carolina Bank and Trust Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees’ Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Hunt and Company, LLP

Columbia, South Carolina

June 27, 2008

South Carolina Bank and Trust Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
ASSETS
Cash	$12,356	$—

Investments, at fair value:
Mutual funds	13,248,221	10,701,054
SCBT Financial Corporation stock	2,728,202	3,326,131
Certificate of deposit	—	1,670,619
Money market funds	3,719,261	13,816

Investments, at contract value:
New York Life Insurance Company, Investment contracts	—	1,863,149
Total investments	19,695,684	17,574,769

Receivables:
Employer’s contribution	1,295,564	983,370
Other	—	1,763
Total receivables	1,295,564	985,133

Total assets	21,003,604	18,559,902

LIABILITIES	—	—
Net assets available for benefits	$21,003,604	$18,559,902

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Interest	$184,175
Dividends	851,100
Net depreciation in fair value of investments	(668,222)
Total investment income	367,053

Contributions:
Employer’s	1,295,564
Participants’	2,361,232
Total contributions	3,656,796
Total additions	4,023,849

Deductions from net assets attributed to:
Benefits paid to participants	1,558,207
Administrative expenses	21,940
Total deductions	1,580,147

Net increase	2,443,702

Net assets available for benefits:
Balance, beginning of year	18,559,902
Balance, end of year	$21,003,604

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of SCBT Financial Corporation) Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of South Carolina Bank and Trust, N.A. (the “Company”) and all affiliates of the Company who work twenty or more hours per week and are age twenty-one or older.  Effective April 1, 2007, employees are no longer required to complete six months of service and can enter the Plan on or after the first day of each month.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2007, the Company amended the Plan to change its custodian to Wilmington Trust Company and allow participants an expanded choice of investment options for retirement savings.  In April 2007, the Plan automatically transferred each participant’s investment assets to a comparable investment based on similar risk characteristics.

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

For employees who have attained the age of 45 and have at least five vesting years of service as of January 1, 2006, the Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3% of base compensation.  For employees who have not attained the age of 45 or have less than five vesting years of service as of January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  For employees hired on or after January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  Employer contributions may be made from current or accumulated net profits.  Contributions are subject to certain limitations and made annually.

Effective April 1, 2007, the Company will automatically enroll the employee and defer 2% of his or her salary within the Plan if he or she does not elect to defer his or her salary by the election date.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Note 1 – Description of Plan (continued)

Vesting:

Participants’ accounts are fully vested for employee contributions.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Forfeitures:

Forfeitures are used to reduce the employer contribution.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the plan or receive a lump-sum amount equal to the value of his or her account.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.  Effective April 1, 2007, if the employee does not elect an investment allocation, the Plan administrator will select a retirement-based portfolio according to the employee’s number of years until retirement age.  The Plan’s investment valuations are now generally provided on a daily basis.

EuroPacific Growth Fund - The fund normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments.  The fund seeks long-term growth of capital.

SCBT Financial Corporation Stock Fund - The SCBT Financial Corporation Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

Growth Fund of America - Funds are invested primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Baron Asset Fund - Funds are invested primarily in common stocks of mid-sized growth companies, defined as companies with a market capitalization of $2.5 billion to $10 billion.

Columbia Acorn USA Fund - The fund normally invests at least 80% of assets in U.S. companies, primarily small- and medium-sized companies with market capitalization of less than $5 billion.  The fund seeks long-term growth of capital.

Diamond Hill Small Cap Fund - The fund normally invests at least 80% of assets in small capitalization companies, defined as those companies with a market capitalization below $2.5 billion or those companies included in the Russell 2000 index. The investment seeks long-term capital appreciation.

DWS Dreman High Return Equity Fund - Funds are invested primarily in common stocks of large U.S. companies that are similar in size to the companies in the S&P 500 index.  The investment seeks a high rate of total return.

Note 1 – Description of Plan (continued)

Goldman Sachs Mid Cap Value Fund - The fund normally invests at least 80% of assets in equity securities of companies with market capitalizations between $500 million and $7 billion. The investment seeks long-term capital appreciation.

Harbor Bond Fund - The fund invests at least 80% of total assets in a diversified portfolio of bonds, primarily in bonds of corporate and governmental issuers located in the U.S. and foreign countries, including emerging markets.

Vanguard 500 Index Fund - Funds are invested in common stocks replicating the Standard and Poor’s 500 Composite Index.

Vanguard Prime Money Market Fund – The fund seeks to provide current income consistent with the preservation of capital and liquidity.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation:

The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (Note 4).  Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan provides for various investment options in any combination of stock (not to exceed 50% of participant’s account balance) or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Investment income includes unrealized appreciation and depreciation of investments.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements, which provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, the statement prescribes a more enhanced disclosure of fair value measures, and requires a more expanded disclosure when non-market data is used to assess fair values. The statement will be effective January 1, 2008. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Plan does not anticipate that the statement will have a material effect on its financial statements when the statement becomes effective.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to elect to measure certain financial instruments at fair value with changes in fair value recognized in the income statement each period. The fair value option may be elected for an individual item without electing it for other identical items. Upfront costs and fees related to such items must also be recognized in current earnings as incurred. Early adoption was permitted subject to certain conditions. The statement will be effective as of the start of the first fiscal year beginning after November 15, 2007 and may not be applied retrospectively to prior fiscal years. The Plan does not expect the statement to have a material effect on its financial statements when the statement becomes effective beginning on January 1, 2008.

Note 3 - Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006

MainStay Income Manager Fund, 177,952 shares	$—	$2,614,122
MainStay S&P 500 Index Fund, 141,425 shares	—	4,623,169
MainStay All Cap Growth Fund, 98,075 shares	—	2,472,482
SCBT Financial Corporation common stock, 86,702 and 79,706 shares, respectively	2,728,202	3,326,131
Certificates of deposit, South Carolina Bank and Trust, N.A.	—	1,670,619
New York Life Insurance Company Guaranteed Investment Contract #GA 9240	—	1,267,919
Vanguard Money Market Fund, 3,720,015 shares	3,719,261	—
Harbor Bond Fund, 173,824 shares	2,070,407	—
American Funds Growth Fund of America R5, 91,844 shares	3,115,082	—
American Funds EuroPacific Growth Fund R5, 33,019 shares	1,675,167	—
Vanguard 500 Index Signal Fund, 36,258 shares	4,043,569	—

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006

Mutual funds	$(13,747)	$854,548
SCBT Financial Corporation - common stock	(654,475)	649,491
Net appreciation (depreciation)	$(668,222)	$1,504,039

Note 4 – Investment Contract with Insurance Company

The Plan’s investment contract with New York Life Insurance Company (“New York Life”) was terminated during the current year.  Prior to termination, New York Life, as the Plan’s custodian, maintained the assets in pooled accounts.  The accounts were credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contracts were included in the financial statements at contract value, which approximates fair value, as reported to the Plan by New York Life. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate was 3.77 percent for 2006. The crediting interest rate was based on a formula agreed upon with the issuer and was reviewed on an annual basis for resetting.

Note 5 – Related Party Transactions

Certain Plan investments are shares of SCBT Financial Corporation common stock formerly held by the Plan sponsor’s trust department.   Fees of $2,505 were paid by the Plan to the trust department for the year ended December 31, 2007.  Dividends received from SCBT Financial Corporation totaled $56,410 for the year ended December 31, 2007.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7 – Tax Status

The Plan obtained its latest determination letter dated February 23, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s benefits advisor and consultant believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 8 – Plan Operating Costs

The Company pays certain operating costs of the Plan such as legal, audit, and administrative fees.

Note 9 – Reconciliation of Financial Statements to Form 5500

Effective April 1, 2007, the Plan changed its method of preparing Form 5500 from the accrual basis to the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006

Net assets available for benefits per financial statements	$21,003,604	$18,559,902
Less, employer’s contribution receivable	1,295,564	—
Net assets available for benefits per Form 5500	$19,708,040	$18,559,902

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2007	2006

Benefits paid to participants per financial statements	$1,558,207	$1,003,587
Less, accrual for prior year	—	(337)
Benefits paid to participants per Form 5500	$1,558,207	$1,003,250

Note 9 – Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of employer’s contributions per the financial statements to the Form 5500 for the year ended December 31:

	2007	2006

Employer’s contributions per financial statements	$1,295,564	$983,370
Add, accrual for prior year	—	—
Less, accrual for current year	(1,295,564)	—
Employer’s contributions per Form 5500	$—	$983,370

Supplementary Information

South Carolina Bank and Trust Employees’ Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	(b)	(c)		(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value

*	SCBT Financial Corporation	86,702 common shares	**	$2,728,202

	American Funds	Growth Fund of America R5, 91,844 shares	**	3,115,082

	American Funds	EuroPacific Growth Fund R5, 33,019 shares	**	1,675,167

	Baron Funds	Baron Asset Fund, 5,071 shares	**	323,448

	Columbia Management	Columbia Acorn USA Fund, 21,991 shares	**	615,588

	Diamond Hill Funds	Diamond Hill Small Cap Fund, 19,151 shares	**	432,131

	DWS Scudder	DWS Dreman High Return Equity Fund, 13,013 shares	**	605,304

	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund, 10,380 shares	**	367,525

	Harbor Funds	Harbor Bond Fund, 173,824 shares	**	2,070,407

	Vanguard	Money Market Fund	**	3,719,261

	Vanguard	500 Index Signal Fund, 36,258 shares	**	4,043,569

				$19,695,684

* Indicates a party in interest

** The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South Carolina Bank and Trust Employees’ Savings Plan (Name of Plan)

Date: June 30, 2008	/s/ Richard C. Mathis
Richard C. Mathis
SCBT Investment Committee

Exhibit Index

Exhibit No.

Description

Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith